SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 September 2017

Directorate change

Penny James to step down

Prudential plc ("Prudential") today announces that Penny James is stepping down from her role as Group Chief Risk Officer and from the Board on 30 September 2017.

Pat Casey, currently Chief Risk and Compliance Officer at Prudential UK & Europe, will take up the role of Group Chief Risk Officer on an interim basis. A permanent replacement for Ms James will be announced in due course.   Ms James is leaving Prudential to take up the role of Chief Financial Officer at Direct Line Group.

Mike Wells, Group Chief Executive, said: "I would like to thank Penny for the contribution she has made to the Group, first as Director of Group Finance and more recently as Group Chief Risk Officer.  She leaves the Group in a strong position to continue managing the risks we face in a rapidly changing global environment and ready to respond to emerging threats.  I would also like to thank Pat for taking up the Group Chief Risk Officer role on an interim basis."

Paul Manduca, Chairman, said: "Penny has been an important asset to the Group during her time at Prudential, effectively managing risk through a time of significant change.  On behalf of the Board I would like to wish her well for the future."

Penny James said: "Prudential has responded well to rapid changes in the global landscape and remains focused on delivering products that are valued by our customers and profitable for our investors, within a balanced risk appetite.  I would like to thank the Board and all my colleagues for their support during my six years at Prudential."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590
		Chantal Waight	+44 (0)20 7548 3039

Notes to Editors:

About Pat Casey
Mr Casey has been Chief Risk and Compliance Officer, Prudential UK & Europe, since November 2015. He joined Group Head Office in May 2011 as Director of Group Risk, Governance & Reporting. In 2013, he became Group Risk Chief Operating Officer, reporting to the Group Chief Risk Officer. Mr Casey was previously the Risk and Compliance Director at Prudential Capital from April 2007, where he was responsible for all aspects of treasury and wholesale risk management, including credit, liquidity, market, operational and regulatory risk. In his capacity as interim Group Chief Risk Officer, Mr Casey will not become a member of the Prudential plc Board.

Regulatory disclosures
There are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 September 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary